Exhibit 99.08

THE MERGER OF

SYMANTEC

+
VERITAS

YOUR VOTE IS VERY IMPORTANT

Dear Symantec and VERITAS stockholders:

      On December 15, 2004, your Boards of Directors unanimously approved a merger agreement between Symantec Corporation and VERITAS Software Corporation.

      Your Boards see this merger as a unique opportunity to combine Symantec, the leading provider of security software, and VERITAS, the leading provider of storage software. The combination of these two market-leading companies will create an integrated, global market leader, which we believe will have the strength to drive greater long-term growth and shareholder value. This combination will also provide our customers with a more effective way to secure and manage their most valuable asset — their information.

      Completion of this merger requires that stockholders of both companies vote in favor of all the proposals. Accordingly, your Boards recommend that you vote FOR all the proposals, by following the voting instructions provided with the enclosed proxy card. We encourage you to vote by telephone or Internet as your vote will be received more quickly.

      We enthusiastically support the merger of these two market-leading companies. On behalf of our respective Boards of Directors, we thank you for your continued confidence and support, and recommend that you vote FOR each of the special meeting proposals.

Sincerely,

John W. Thompson	Gary Bloom
Chairman of the Board and Chief Executive Officer Symantec Corporation	Chairman of the Board, Chief Executive Officer and President VERITAS Software Corporation

WHY ARE THESE TWO COMPANIES MERGING?

      In reaching the decision to recommend that Symantec and VERITAS stockholders vote FOR the special meeting proposals, the Boards of Symantec Corporation and VERITAS Software Corporation each have concluded that bringing together the two companies will result in greater long-term growth opportunities than either company would have on a stand alone basis.

      The Boards believe that stockholders would benefit from ownership in a combined company that it expects will:

•	better serve the needs of customers by providing greater depth and diversity of its product and service offerings;

•	have broader global sales and channel capabilities reaching customers in every segment from consumer to small- and medium-sized businesses to large enterprise customers;

•	take advantage of improved operating efficiencies;

•	have the scale to better compete in the marketplace; and

•	be led by an experienced management team.

WHAT WILL STOCKHOLDERS RECEIVE IN THE MERGER?

      Under the merger agreement, VERITAS stockholders will receive 1.1242 shares of Symantec common stock (NASDAQ: SYMC) for each share of VERITAS common stock they own. Upon completion of the merger, we estimate that Symantec stockholders will own approximately 60% and that VERITAS stockholders will own approximately 40% of the outstanding shares of the newly combined company.

      This is a tax-free transaction for both Symantec and VERITAS stockholders since we expect the merger to qualify as a reorganization for federal tax purposes. Accordingly, VERITAS stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of VERITAS common stock for Symantec common stock in the merger, except with respect to any cash received in lieu of fractional shares of Symantec common stock.

YOUR VOTE IS VERY IMPORTANT

      Your vote is very important, regardless of the number of shares you own. Whether or not you are able to attend the special meeting in person, please complete, sign, and date the enclosed proxy card and return it in the postage paid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote in person. If you do not vote, it may have the same effect as voting against the merger.

      The accompanying joint proxy statement/ prospectus includes important information about the merger and the special meeting of your company. We urge you to read the enclosed materials carefully.

      FORWARD LOOKING STATEMENTS: The information contained herein relating to the proposed merger contains forward-looking statements, including with regard to benefits of the proposed merger and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by this information. Such risk factors include: difficulties encountered in integrating merged businesses; whether the companies can successfully develop new products and the degree to which these gain market acceptance; and the satisfaction of closing conditions to the merger. Actual results may differ materially from those contained herein. Additional information concerning these and other risk factors is contained in the most recent annual report on Form 10-K and the quarterly report on Form 10-Q that Symantec has filed with the SEC, and in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VERITAS — Factors that May Affect Future Results” in the accompanying joint proxy statement/prospectus. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this correspondence.

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